Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

June 13, 2012	Deborah Schwager Froling
Attorney
VIA EDGAR AND HAND DELIVERY	202.857.6075 DIRECT
202.857.6395 FAX
froling.deborah@arentfox.com

Ms. Anne Nguyen Parker

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	ICON Oil & Gas Fund
Amendment No. 3 to Registration Statement on Form S-1, filed June 13, 2012
SEC File No. 333-177051

Dear Ms. Parker:

On behalf of our client, ICON Oil & Gas Fund (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated February 13, 2012, with respect to the Registrant’s above-referenced Amendment No. 2 to the Registration Statement on Form S-1 filed with the Commission on January 26, 2012 (the “Registration Statement”). Earlier today, the Registrant filed via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) revised to reflect, among other things, changes requested by your comments. Amendment No. 3 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes four copies of Amendment No. 3, two of which have been marked to show changes from the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

General

1.	We re-issue comments 1 in our letter dated December 14, 2011, in part, because we are unable to determine whether you addressed certain items referenced in our comment. With respect to comment 3 in our letter dated October 26, 2011, please tell us whether you intend to fill in the blanks found in the table on page 38, as we do not see brackets denoting this missing information.

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Ms. Anne Nguyen Parker
June 13, 2012

Response: The Registrant has moved the footnotes in the table entitled “Estimated Use of Offering Proceeds” contained on page 46 to make clear that there are no blanks in the table but that the information that should be contained in such columns is noted in the appropriately numbered footnote to the table set forth below.

Risk Factors, page 13

The Managing GP may not devote the necessary time …, page 27

2.	We note your response to comments 8 and 14 in our letter dated December 14, 2011. In this risk factor and in your Management section, please further clarify the amount of time the Managing GP will devote to the partnership’s business. For instance, disclose the estimated proportion of the Managing GP’s assets under management, or revenues, that the partnership will represent under your current business plan and the number of individuals who will be dedicated to working on the partnership’s affairs.

Response: Please see the revised disclosure on page 28 of Amendment No. 3 under the heading “Risk Factors – Risks Related to the Partnership’s Organization and Structure — The Managing GP’s officers manage other businesses and will not devote their time exclusively to managing the partnership and its business, and the partnership may face additional competition for time and capital because neither the Managing GP nor its affiliates are prohibited from raising money for or managing other entities that pursue the same types of investments that the partnership targets.” In addition, please note the disclosure on pages 63 and 64 of Amendment No. 3 under the heading “Management – Directors, Executive Officers and Key Personnel of the Managing GP,” for Messrs. Koren, Abney, Bryden and Hash regarding their time commitment to the business of the Partnership.

Management, page 54

3.	We note your response to comment 13 in our letter dated December 14, 2011. In particular, we note your contention that the disclosure required by Item 401(e) regarding “the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director” would be irrelevant to limited partners who do not vote for the directors of the Managing GP. However, we disagree. Please provide this disclosure.

Response: The Registrant has revised the disclosure on page 63 of Amendment No. 3.

Ms. Anne Nguyen Parker
June 13, 2012

* * * *

If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, Senior Managing Director, of ICON Oil & Gas GP, LLC at (212) 418-4711.

Sincerely,

/s/ Deborah Schwager Froling

Deborah Schwager Froling

Enclosures

cc:	Joel S. Kress, ICON Oil & Gas GP, LLC (w/o enclosures)